April 13, 2010

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA B

Transamerica Freedom Variable Annuity

File Nos. 33-56908/811-06032

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

GENERAL COMMENTS:

1.	Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to supplement any guarantees under the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that contract name on the front cover page of the prospectus continues and will be the name as Class Identifier in the SEC system.

Response: The Class Identifier in the SEC system is the name on the front cover page of the prospectus (Transamerica Freedom Variable Annuity).

OTHER COMMENTS:

3.	Revenue We Receive Section of Prospectus. Please confirm all figures reflect the 2009 numbers.

Response: Please see Page 41 of the Prospectus attached.

4.

Income LinkSM Rider. General comment, throughout the disclosure you use the term “Annuitant” to describe the purchaser of the Rider. Since the Rider is in the accumulation phase, use a more consistent term to describe the contract owner who purchases the rider.

Response: Some portions of the benefit trigger on Annuitant and there is not a requirement that Annuitant=Owner.

5.

Page 104, in the first paragraph of the Rider disclosure, “You may elect to purchase the optional Income LinkSM rider which, provides you with: (1) a front-loaded, two tiered guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount.” Please revise to be more descriptive of the benefit of the Rider and reflect any changes in the Summary as well.

Response: Please see Pages 13 and 105 of the Prospectus attached.

6.

Page 104, Base Benefit discussion. “In order to begin receiving Income LinkSM systematic withdrawals, you must elect the withdrawal option and systematic withdrawal program through which you will receive the Income LinkSM systematic withdrawals (for qualified policies you will also have to elect whether or not to receive your minimum required distribution amount as calculated herin, as part of your systematic withdrawal program).” Replace withdrawal option with withdrawal percentage or use a parenthetical that cross references to the withdrawal percentage section.

Response: Please see Pages 105 and 108 of the Prospectus attached.

7.	Same disclosure as comment #4 above, give a description of what the systematic withdrawal options are in the rider disclosure as well at other sections of the prospectus.

Response: Please see Page 105 of the Prospectus attached.

8.

Page 104, Base Benefit discussion. State explicitly when the rider date occurs and Income LinkSM start date occurs and discuss means by which the contract owner must notify the company of the start date.

Response: Please see Page 105 of the Prospectus attached.

9.

Pg 105 Rider Withdrawal Amount. The rider withdrawal amount of the prospectus states: “Any withdrawal other than an Income LinkSM systematic withdrawal is considered a non-Income LinkSM systematic withdrawal and will result in a withdrawal base adjustment (except for certain minimum required distributions, see “Minimum Required Distribution”). Please include a separate section in the discussion of the rider detailing what constitutes a non-income link systematic withdrawal can have on the benefit.

Response: Please see Page 105 of the Prospectus attached.

10.	Pg 106 Minimum Required Distribution. The minimum required distributions are on a calendar year. Please clarify how withdrawals affect the rider since the rider works on a rider year basis.

Response: Please see Page 107 of the Prospectus attached.

11.	Pg 108 Withdrawal Base Adjustments. Please clarify the result should an excess withdrawal cause the contract to go to zero.

Response: Please see Page 109 of the Prospectus attached.

12.	Pg 110, Income LinkSM Rider Issue Requirements. Please revise this section to avoid using double negatives (i.e., younger than 81).

Response: Please see Page 111 of the Prospectus attached.

13.	Pg 152 Appendix. Guaranteed Lifetime Withdrawal Benefit Comparison Table. Please add the information in the charges section for Income LinkSM.

Response: Please see Page 153 of the Prospectus attached.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company

cc:	Frederick R. Bellamy

TRANSAMERICA FREEDOM VARIABLE ANNUITY

Issued Through

SEPARATE ACCOUNT VA B

By

TRANSAMERICA LIFE INSURANCE COMPANY

Prospectus

May 1, 2010

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Transamerica Freedom Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2010. Please call us at (800) 525-6205 or write us at: Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies and the separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocation option and meet other conditions. (See “Retirement Income ChoiceSM 1.2 -Allocation Options and Restrictions” .) You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “Retirement Income ChoiceSM 1.4 Rider.” If you elect the Retirement Income ChoiceSM ~~I.4~~1.4 Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “Retirement Income ChoiceSM 1.4 - Designated Investment Options”.) You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

•	~~You may elect to purchase an optional rider which provides you with a two-tiered, front-loaded guaranteed lifetime withdrawal benefit. This feature is called the “~~

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit that uses a higher withdrawal percentage for a defined period of time and then resets to a lower percentage. This feature is called the “Income LinkSM Rider.” If you elect the Income LinkSM Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “Income LinkSM -Designated Investment Options”.) You may lose the benefit of this rider if you take non-Income LinkSM systematic withdrawals. There is an extra charge for this rider.

11. OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account; if state law requires, we will refund your original premium payment(s). The policy will then be deemed void.

No Probate. Usually, the person receiving the death benefit under this policy will not have to go through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment, market timing, or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this policy, unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and additional features, make this policy appropriate for your needs.

State Variations. Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. This prospectus describes the material rights and obligations of a policy owner, and the maximum fees and charges for all policy features and benefits are set forth in the fee table of this prospectus. See your policy for specific variations because any such state variations will be included in

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income ChoiceSM 1.4 rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income ChoiceSM 1.4 rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

Income LinkSM Rider

You may elect to purchase the optional Income LinkSM rider which, provides you with: (1) a ~~front-loaded, two-tiered~~ guaranteed lifetime withdrawal benefit that uses a higher withdrawal percentage for a defined period of time and then resets to a lower percentage (see the “Withdrawal Options and Percentages” section); and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Income LinkSM ~~rider for a qualified policy.~~ rider for a qualified policy. The date this rider is added to your policy is the “rider date.” The date of the first Income LinkSM systematic withdrawal is the Income LinkSM start date.

Income LinkSM – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each Income LinkSM withdrawal year (first as systematic withdrawals from your policy value and, if necessary, as systematic payments from us), beginning on the Income LinkSM start date and lasting until the annuitant’s death (unless your withdrawal base is reduced to zero because of a non-Income LinkSM systematic withdrawal; see Withdrawal Base Adjustments below). The first Income LinkSM withdrawal year begins on the Income LinkSM start date and each successive Income LinkSM withdrawal year begins thereafter on each anniversary of that date.

Income LinkSM – Systematic Withdrawals

In order to begin receiving Income LinkSM systematic withdrawals, you must elect the withdrawal option and systematic withdrawal program through which you will receive the Income LinkSM systematic withdrawals (for qualified policies you will also have to elect whether or not to receive your minimum required distribution amount as calculated herein, as part of your systematic withdrawal program). Any change to the frequency of your Income LinkSM systematic withdrawals will take effect at the beginning of the next Income LinkSM ~~withdrawal year.~~ withdrawal year. Any other withdrawal, regardless of amount or timing, is a non-Income LinkSM systematic withdrawal. See “Withdrawal Base Adjustments”.

Of course, you can always withdraw any amount up to your cash value pursuant to your rights under the policy at your discretion however, withdrawals other than Income LinkSM systematic withdrawals (and certain minimum required distributions) will reduce the withdrawal base. See the “Appendix—Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Income LinkSM Rider” for an example showing the effect of a hypothetical withdrawal in more detail.

adjustment (except for certain minimum required distributions, see “Minimum Required Distribution”).

The annual rider withdrawal amount is zero until Income LinkSM start date. On the Income LinkSM start date and at the beginning of each Income Link SM withdrawal year thereafter, the annual rider withdrawal amount is equal to the applicable withdrawal percentage (based on the withdrawal option you elect) multiplied by the withdrawal base. During any Income LinkSM withdrawal year, the rider withdrawal amount and Income LinkSM systematic withdrawal amount may be adjusted up or down as described in the Withdrawal Base Adjustment section.

Minimum Required Distribution: Prior to the Income LinkSM start date, the systematic withdrawal of the minimum required distribution amount (determined as set forth below) will not cause an adjustment. After the Income LinkSM start date, the withdrawal of the minimum required distribution amount (determined as set forth below) will not cause an adjustment to the withdrawal base; however, it must be withdrawn pursuant to an Income LinkSM systematic withdrawal program whereby you will receive your Income LinkSM ~~systematic withdrawals and any remaining minimum required distribution amount as calculated herein distributed at the end of the applicable calendar year.~~ systematic withdrawals and any remaining minimum required distribution amount as calculated herein distributed at the end of the applicable calendar year (not at the end of the applicable rider year).

If the plan participant (generally the annuitant) is at least 70 1/2 years old, you can withdraw via a systematic withdrawal option, an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years). Minimum required distribution amounts calculated as set forth above and taken via a systematic withdrawal option will not cause an adjustment under this provision of the rider. Any withdrawal during a calendar year will reduce the withdrawal base adjustment free minimum required distribution amount for that year.

Please note: If you want to change the mode of the systematic withdrawal through which you are receiving your “adjustment free” minimum required distribution, your change will not take effect until the next anniversary of your systematic withdrawal program. Likewise, if you stop a systematic withdrawal program you cannot restart a new systematic program until the date that would have been the anniversary of the systematic withdrawal program you stopped. (For example, if you started a monthly systematic withdrawal program to receive your “adjustment free” minimum required distribution amount on August 19, 2010, and stopped it on December 21, 2010, you could not restart a new systematic withdrawal program until August 19, 2011.)

If your policy value reaches zero, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive benefits guaranteed by this rider after your policy value reaches zero, you must select the amount and frequency of future payments. Once selected, the amount and frequency cannot be changed.

Please note:

•	The rider withdrawal amount will be zero until the Income LinkSM start date, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during an Income LinkSM withdrawal year for withdrawal in a future Income LinkSM withdrawal year. This means that if you do not take the entire rider withdrawal amount during an Income LinkSM withdrawal year, you cannot take more than the rider withdrawal amount in the next Income LinkSM withdrawal year and maintain the rider’s guarantees.

•	Non-Income LinkSM systematic withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to a limited number of specified funds. (See “Designated Investment Options.”)

~~Withdrawal Percentage~~Withdrawal Options and Percentages. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the withdrawal option you select. The withdrawal percentages, categorized by withdrawal option, are as follows:

Withdrawal Option— number years at increased rate	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option

7 years	5% for 7 years and 4% thereafter	4.5% for 7 years and 3.5% thereafter
6 years	6% for 6 years	5.5% for 6
	and 4%	years and 3.5%
	thereafter	thereafter
5 years	7% for 5 years	6.5% for 5
	and 4%	years and 3.5%
	thereafter	thereafter
4 years	8% for 4 years	7.5% for 4
	and 4%	years and 3.5%
	thereafter	thereafter
3 years	9% for 3 years	8.5% for 3
	and 4%	years and 3.5%
	thereafter	thereafter
2 years	10% for 2	9.5% for 2
	years and 4%	years and 3.5%
	thereafter	thereafter

Please note, once established, the withdrawal percentage will not increase.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to non-Income LinkSM systematic withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	current withdrawal base;

•	the policy value on any monthiversary, including the current rider anniversary (see “Automatic Step-Up” below).

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversary during the preceding rider year, if no non-Income LinkSM systematic withdrawal occurred, or (2) the policy value on the rider anniversary.

The rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Please note:

•	The withdrawal base “steps-up” on rider anniversaries whereas a Income LinkSM withdrawal year begins on the Income LinkSM start date.

•

If an automatic step-up occurs, your remaining rider withdrawal amount and Income LinkSM systematic withdrawal amount is proportionally increased for the remainder of that Income LinkSM withdrawal year.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative and Service Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Premium additions will increase the withdrawal base on a dollar-for-dollar basis. See “Automatic Step-Up” for a description of how automatic step-ups increase the withdrawal base.

Income LinkSM systematic withdrawals up to the rider withdrawal amount will not reduce the withdrawal base. Non-Income LinkSM systematic withdrawals will reduce the withdrawal base, however, by the greater of the dollar amount of the withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders -Income LinkSM Rider” for examples showing the effect of hypothetical withdrawals in more detail. The effect of a negative adjustment is amplified if the policy value is less than the withdrawal base. See the “Appendix - Guaranteed Lifetime Benefit Adjustment Partial Surrenders - Income LinkSM Rider” for examples showing the effect hypothetical excess withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. Withdrawal base adjustments occur immediately following premium additions or non-Income LinkSM ~~withdrawals.~~withdrawals. If you take a non-Income LinkSM systematic withdrawal that reduces your policy value (and withdrawal base) to zero, then the Income LinkSM rider will terminate and you will lose all its benefits.

Please Note: We do not monitor for non-Income LinkSM systematic withdrawals or notify you of withdrawal base adjustments. If you take a non-Income LinkSM systematic withdrawal please note your Income Link SM systematic withdrawal amount will be reduced.

Designated Investment Options. If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment options:

Transamerica Asset Allocation - Conservative VP –Service Class

Transamerica PIMCO Total Return VP – Service Class

Transamerica Money Market VP – Service Class

Transamerica U.S. Government Securities VP –Service Class

Transamerica Foxhall Global Conservative VP – Service Class

On an annual basis, in general terms, the rider fee is the applicable “rider fee percentage” (see the Fee Table) times the withdrawal base.

The quarterly fee is calculated by multiplying (A) by (B) by (C), where:

(A)	is the withdrawal base;

(B)	rider fee percentage; and

(C)	is the number of remaining days in the rider quarter divided by the total number of days in the applicable rider year.

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

Beginning on the first rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative and Service Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the rider fee:

•	Because the rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.

•	Because the rider fee is a percentage of the withdrawal base, the amount of the rider fee we deduct will increase if the withdrawal base increases (although the percentage will remain the same).

Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will also be calculated for subsequent premium payments and non-Income LinkSM systematic withdrawals because these events will change the withdrawal base. The rider fee adjustment will be calculated using the same formula as the rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider.

Income LinkSM Rider Issue Requirements

The Company will not issue the Income LinkSM rider unless:

•	the annuitant is ~~not yet~~younger than age 81 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is also not yet 81 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

The Income LinkSM rider will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the rider if such notice is received by us following the fifth rider anniversary;

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income ChoiceSM 1.2 Rider	Retirement Income ChoiceSM 1.4 Rider	Income LinkSM Rider

Charge:	Charges:	Charges:	Charges:

(1) 0.90% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.

(1) for Base Benefit only—0.40% to 1.25% (single and joint life) of withdrawal base on each rider anniversary;

(2) Open Investment Option – 1.10% (single life and joint life) of withdrawal base on each rider anniversary;

(3)with Death Benefit Option— 0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

(1) for Base Benefit only—0.40% to 1.25% (single life and joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option— 0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

(1) 0.90% (single life and joint life) of withdrawal base on each rider anniversary

Investment Restrictions:	Investment Restrictions:	Investment Restrictions:	Investment Restrictions:

•Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

•Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.

•Open Investment option (“OA”) – We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

		•Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.	•Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.